Darden Restaurants, Inc. has requested confidential treatment for portions of this letter pursuant to 17 C.F.R. §200.83. This letter omits confidential information that was delivered separately to the Division of Corporation Finance. Omissions are denoted by either “[*]” or “[*REDACTED*].” The contact person for this request is:

C. Bradford Richmond

Senior Vice President and Chief Financial Officer

Phone: (407) 245-5286

Fax: (407) 241-6571

September 19, 2014

By EDGAR Electronic Transmission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Darden Restaurants, Inc.

Form 10-K for the Fiscal Year Ended May 25, 2014

Filed July 18, 2014

File No. 001-13666

Dear Ms. Cvrkel:

We are responding to your letter dated September 5, 2014 (“Comment Letter”), in which you provided comments on the Darden Restaurants, Inc. (the “Company,” “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 25, 2014 filed on July 18, 2014. We appreciate the Staff’s comments. For ease of reference, the Staff’s comments are repeated in boldface below, immediately followed by the Company’s response.

As requested in the Staff’s Comment Letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended May 25, 2014

Exhibit 13

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 29

Segment Reporting, page 37

1.	With the pending sale of Red Lobster in first quarter of fiscal 2015 and the declining performance of the Olive Garden restaurant brand as evidenced by decreases in year over year sales and average same-restaurant sales in contrast to corresponding increases within the specialty restaurant group (SRG) and Longhorn Steakhouse, it appears the economic characteristics between the Olive Garden, LongHorn Steakhouse and SRG may be diverging rather than converging. We also note the SRG’s business has continued to grow and represents a more significant amount of total sales than prior periods, 19.6% in fiscal 2014 as compared to 7.8% in fiscal 2012. Further, blended restaurant sales for SRG increased 1.6% year over year, and all individual restaurant brands which comprise SRG experienced increases in same-restaurant sales and average annual sales per restaurant, except for the Seasons 52 brand. You indicate in your June 20, 2014 earnings call that your strategic action plan will focus on, among other items, increasing the SRG footprint as evidenced by the planned opening of 16 of the 37 new restaurants in fiscal 2015 under SRG brands and to grow total SRG sales by more than $1 billion over the next 5 years. You also state during the call that you do not expect operating margins for Olive Garden to expand as much as other restaurant brands. In this regard, please tell us if and how you have considered these factors when evaluating whether your operating segments continue to possess similar economic characteristics and meet the criteria for aggregation under ASC 280-10-50. As part of your response, please include your updated analysis, including the profitability measure used by management to assess operating performance for each brand. We may have further comment upon receipt of your response.

As requested by the Staff, we have included in Attachment 1 our ‘FY 2014 Segment Reporting Analysis’, which was completed in connection with the preparation of our fiscal 2014 consolidated financial statements. Additionally, for reference, the following is a summary of our brands, along with their sales and number of locations for fiscal 2014, 2013 and 2012:

	Net Sales (1)			Locations (1)
($ in millions)	FY14	FY13	FY12	FY14	FY13	FY12
Olive Garden	$3,643	$3,685	$3,581	837	828	792
LongHorn Steakhouse	1,384	1,231	1,116	464	430	386
The Capital Grille	363	332	305	54	49	46
Bahama Breeze	202	174	154	37	33	30
Seasons 52	196	158	128	38	31	23
Yard House (2)	395	258	—	52	44	—
Eddie V’s (2)	78	65	35	15	12	11
Other (3)	25	18	8	4	4	1

Consolidated Darden	$6,286	$5,921	$5,327	1,501	1,431	1,289

(1)	Excludes Red Lobster from this analysis as the brand was classified as a discontinued operation in our fiscal 2014 consolidated financial statements.
(2)	Includes sales and number of locations for Yard House and Eddie V’s, subsequent to their August 29, 2012 and November 14, 2011 acquisitions, respectively.
(3)	Represents synergy locations and results from our franchising and consumer products business, which has been deemed immaterial for purposes of this analysis.

To evaluate our operations and assess our financial performance, we primarily focus on two key factors; same-restaurant sales (SRS) and restaurant earnings. Increasing SRS can improve restaurant earnings through more efficient leveraging of fixed and semi-fixed restaurant-level costs. Our brands can generate SRS increases through increases in guest traffic, increases in average guest check or a combination of the two. The average guest check can be impacted by menu price changes and the mix of menu items sold. For each restaurant brand, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable SRS growth. The following is a summary of SRS performance for each of our brands since fiscal 2009, including our latest estimate for fiscal 2015:

	FY15 (Est)	FY14	FY13	FY12	FY11	FY10	FY09
Olive Garden	0.7%	(3.4%)	(1.5%)	(1.2%)	1.2%	(1.0%)	0.3%
LongHorn Steakhouse	1.8%	2.7%	1.2%	5.3%	5.4%	(1.9%)	(5.6%)
The Capital Grille	2.1%	3.4%	3.3%	5.3%	6.2%	(7.8%)	(15.5%)
Bahama Breeze	2.1%	4.1%	0.2%	3.4%	2.4%	(2.9%)	(6.0%)
Seasons 52	0.5%	(2.2%)	1.2%	3.8%	4.4%	(0.5%)	(8.7%)
Eddie V’s	1.9%	1.1%	0.7%	(1)	(1)	(1)	(1)
Yard House	1.9%	0.3%	(0.2%)	(1)	(1)	(1)	(1)

Blended Small Brands	1.8%	1.6%	2.1%	(1)	(1)	(1)	(1)

(1)	Pre-acquisition data not available for Eddie V’s and Yard House and blended small brand SRS not calculated for periods prior to fiscal 2013.

As noted by the Staff and as illustrated above, our brands have experienced variability in SRS performance, which could appear to indicate dissimilar economic characteristics. However, as we utilize our portfolio of brands to provide our guests with an array of choices based on their individual preferences, occasions and expectations regarding affordability, service and overall experience, we expect a certain level of SRS variability as our guests’ preferences or reasons for choosing a specific brand change, thereby impacting SRS from period to period. As we ultimately manage the profitability of our restaurants, we rely on the expertise of our management teams to manage our variable and semi-variable costs to mitigate the impact of these changes in SRS on the Company’s profitability. ASC 280-10-50-11 states that operating segments with similar economic characteristics “often exhibit similar long-term financial performance,” such as similar long-term average gross margins. Additionally, the implementation guidance in ASC 280-10-55-7A states that the similarity of economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. Restaurant earnings, which is our primary measure of profitability, is defined as restaurant-level sales, less restaurant-level cost of sales (excluding non-cash average rent expense and pre-opening expenses), depreciation and marketing. We believe this is the most relevant measure of brand performance as it focuses in on the efficiency of the operations-level decisions made by brand management and minimizes the impact of corporate-level decisions over which the brands have little or no control. Impacts such as ‘acquiring vs. internally developing a brand’, centralized pricing strategies and supply chain functions, ‘lease vs. buy’ decisions on individual restaurant parcels, high-deductible insurance programs and general and administrative support structure can cause significant variability in brand profitability and using the Restaurant Earnings metric helps to mitigate these impacts and allows for more consistent evaluation of performance across the brands.

Rule 83 confidential treatment request made by Darden Restaurants, Inc.; Request Number 1.1

Darden expects long-term Restaurant Earnings at each of our brands to be similar, specifically maintaining long-term averages between [*]% and [*]%. However, we recognize that different marketing and pricing strategies, restaurant and brand level management expertise, employee turnover and remodel activities, among other factors, can have a significant impact on each individual brand’s performance in any given fiscal period. As we manage each of our brands to be within this range, we note the factors noted above will drive decisions on how to allocate capital and other resources. For instance, Olive Garden’s recent decline in performance led management to suspend meaningful new unit growth at Olive Garden to enhance the brand’s focus on its operations and to allocate relatively more capital to new unit growth at our other brands. Ultimately, with the similarity of returns at each of our brands, management’s capital allocation decisions are driven by the ability of the individual brands to ensure an appropriate level of focus to support new unit growth.

The following table and related chart is an updated summary of restaurant earnings expectations for fiscal 2015, along with five years of actual performance for each of our brands. We did not include any data prior to fiscal 2009 as LongHorn Steakhouse and The Capital Grille were acquired in fiscal 2008 and, therefore, we do not have meaningfully comparable performance metrics for these brands prior to fiscal 2009. Red Lobster data has also been excluded from all periods presented.

	FY15 (Est)		FY14		FY13		FY12		FY11		FY10		FY09
Olive Garden	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
LongHorn Steakhouse	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
The Capital Grille	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
Bahama Breeze	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
Seasons 52	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
Eddie V’s	[*	]	[*	]	[*	]	[*	]	(1)		(1)		(1)
Yard House	[*	]	[*	]	[*	]	(1)		(1)		(1)		(1)

Consolidated Darden	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
Blended Large Brands	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
Blended Small Brands	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]

[*REDACTED*]

(1)	Pre-acquisition data not available for Eddie V’s and Yard House.

[1]	Darden Restaurants, Inc. requests the information contained in Request Number 1 be treated as confidential information. The Commission is requested to provide timely notice to the contact person identified on the first page of this letter before any disclosure of the marked confidential information.

Rule 83 confidential treatment request made by Darden Restaurants, Inc.; Request Number 2.2

As the Staff notes, Olive Garden recently experienced declining SRS and overall margin deterioration. Additionally, looking forward, we do not expect margins at Olive Garden to expand at a similar rate as most of our other brands. However, Olive Garden has historically operated in the higher end of our expected range, so as margins have constricted over the past couple years, their recent performance has resulted in even greater convergence with the results of our other brands. On a prospective basis, we expect that Olive Garden’s margins will remain in a consistent range with our other brands.

The Staff also noted the continuing growth and relative significance of our small brands; The Capital Grille, Bahama Breeze, Seasons52, Yard House and Eddie V’s, collectively, the Specialty Restaurant Group (SRG). As further discussed in our attached segment reporting analysis, we often aggregate the SRG brands in our external communications as we believe it provides for a more efficient evaluation of Darden’s consolidated performance as variability in the performance of the individual SRG brands will not drive significant variations in our consolidated performance. Excluding Red Lobster, which is classified as a discontinued operation, sales from our SRG brands have grown from 11.7% to 19.6% of total sales between fiscal 2012 and fiscal 2014. Excluding sales from the acquired Eddie V’s and Yard House brands, sales from The Capital Grille, Bahama Breeze and Seasons52 have grown from 11.1% to 13.1% of sales during this period. Accordingly, a significant portion of this growth is due to our acquisitions of Eddie V’s and Yard House. Prospectively, we expect the primary driver of our unit growth to be through new restaurant openings, which is driving much of the expected sales growth at our SRG brands. As we disclosed in our June 20, 2014 earnings release, we expect to add over $1 billion in sales at our SRG brands, primarily through unit growth, over the next five years. At such point, we expect the SRG brands to comprise between approximately [*]% and [*]% of our total sales. Although these brands continue to grow in relevance, our expectations for returns at the brand-level remain the same, in that we expect each of our seven brands to deliver restaurant earnings in the [*]% to [*]% range. As it is with all of our brands, new restaurant growth is a significant strategic focus, which allows us to further leverage our support platform. However, new restaurant growth may be slowed or suspended from time-to-time depending on the overall brand performance. As Olive Garden’s performance has recently declined, we have diverted Olive Garden’s strategic focus to enhancing operations, as opposed to new unit growth. As Olive Garden’s performance improves, we would expect to restart new unit growth. Accordingly, although we expect relatively faster growth of our smaller brands over the next five years, we don’t believe this signifies divergent economic characteristics.

Conclusion

The objective of ASC 280 is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole. Based on our analysis, we do not believe our brands engage in disparate business activities nor do we believe changes in the economic environment have a disproportionate effect on the operations of our brands. As noted in the above summary of brand profitability, we believe recent changes in performance trends at Olive Garden and expectations for future performance continue to reflect the economic similarity of our brands. Furthermore, as we disclose separate SRS, same-restaurant guest traffic, same-restaurant average check and total sales by brand, in connection with our expectation that each of our brands will deliver similar

[2]	Darden Restaurants, Inc. requests the information contained in Request Number 2 be treated as confidential information. The Commission is requested to provide timely notice to the contact person identified on the first page of this letter before any disclosure of the marked confidential information.

restaurant earnings as a percentage of sales, we believe our financial statement users have the information necessary to make informed judgments about our company. Accordingly, we believe we continue to meet the aggregation criteria for each of our seven operating segments, as defined in ASC 280, and the presentation of our various brands as a single reportable segment is appropriate.

Note 1. Summary of Significant Accounting Policies, page 29

2.	Reference is made to the line item “Other, net” in your tax rate reconciliation on page 52 representing a reduction of 6.9% to your income tax rate. Based upon your disclosure within MD&A it appears the decrease is related, in part, to a favorable adjustment related to the deduction of ESOP dividends for the current and prior years. In this regard, please describe for us in greater detail the nature of the favorable adjustment and why you believe it is appropriate to adjust for prior year amounts in the current period.

During fiscal 2014, we reexamined a potential tax deduction related to dividends paid to participants on allocated ESOP shares that were not being used for debt service. When we previously reviewed this issue in fiscal 2009, we concluded we no longer qualified for the allocated share ESOP dividend deduction and, accordingly, we ceased taking the deduction on our tax returns and no longer recorded the related income tax benefit. In fiscal 2008, the last year we recorded the permanent difference as a reduction to tax expense, the tax benefit was approximately $0.7 million. Over the last few years, the value of these deductions has increased due to an increase in our dividend rates. Between fiscal 2008 and fiscal 2013, our per share dividend rate has increased from $0.72/share to $2.20/share.

In accordance with the provisions of ASC 740-20-45-11(e), the tax benefits of dividends paid on unallocated shares held by an ESOP that are charged to retained earnings should be credited to retained earnings. However, tax benefits related to allocated ESOP shares are recognized as a reduction of income tax expense from continuing operations (as a reduction to tax expense through our current provision). During fiscal 2014 we calculated an $18.8 million tax deduction and claimed the after-tax benefit of $7.3 million on our fiscal 2011 through 2013 tax returns. The tax filing position met the more-likely-than-not criteria and was recorded as an income tax benefit to current tax expense in our fiscal 2014 financial statements. As the statute of limitations had expired for periods prior to fiscal 2011, we did not record any tax benefits for fiscal 2009 or fiscal 2010. We also recorded an estimated benefit for fiscal 2014 dividends on allocated ESOP shares of approximately $2.9 million.

As Darden participates in the IRS’ Compliance Assurance Process, which provides for review of our U.S. federal income tax returns both prior to and after their filing, we have reviewed the nature and extent of these deductions with the IRS team and the IRS is in the process of finalizing their review of the adjustment. We don’t believe any uncertainty exists with respect to the ultimate deductibility of these amounts and recording the full benefit of these deductions in fiscal 2014 was appropriate.

We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 407-245-5286 if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By:	/s/ C. Bradford Richmond
C. Bradford Richmond
Senior Vice President and Chief Financial Officer

Rule 83 confidential treatment request made by Darden Restaurants, Inc.; Request Number 3.3

(Confidential treatment requested for Attachment 1 in its entirety.)

Attachment 1

FY2014 Segment Reporting Analysis (ASC 280), dated June 26, 2014

[*REDACTED*]

[3]	Darden Restaurants, Inc. requests the information contained in Request Number 3 be treated as confidential information. The Commission is requested to provide timely notice to the contact person identified on the first page of this letter before any disclosure of the marked confidential information.

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